Dreyfus
Liquid Assets, Inc.

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Liquid Assets, Inc., covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

Many investors breathed a sigh of relief over the second half of the year as rising interest rates drove money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates five consecutive times between late June and December, more than doubling the overnight federal funds rate from 1% to 2.25%. What's more, many analysts apparently expect the Fed to raise short-term interest rates further in 2005 if the U.S. economy continues to grow at its current rate. However, risks to the economic recovery persist, and the magnitude and timing of any further interest rate increases by the Fed remain uncertain.

As always, we urge our shareholders to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Liquid Assets, Inc. perform during the period?

During the 12-month period ended December 31, 2004, the fund produced a yield of 0.71%. Taking into account the effects of compounding, the fund also provided an effective yield of 0.72% for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, short-term securities issued by domestic or foreign branches of U.S. banks, repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of U.S. issuers.

Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

The fund was primarily influenced by a strengthening U.S. economy, which led to higher short-term interest rates during the second half of the reporting period.

Although the U.S. economy appeared to be growing moderately when 2004 began, inflation remained near historically low levels as labor markets remained weak and corporations had little room to raise prices of goods and services. As a result, the Federal Reserve Board (the "Fed") indicated at the time that it could be "patient" before moving away from the aggressively accommodative monetary policy it had implemented in the aftermath of the 2001 terrorist attacks. In April, however, an unexpectedly strong employment report rekindled investors' concerns that inflationary pressures might be resurfacing. Higher energy and commodity prices appeared to lend credence to this view, and money market yields generally began to rise at the longer end of the maturity spectrum. However, the short-end of the money market yield curve remained anchored by the prevailing 1% federal funds rate.

While the Fed left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured." When employment data showed a second consecutive month of robust gains, investors began to anticipate that the Fed might tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets already had reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. Nonetheless, most investors expected the Fed to increase the federal funds rate again at its August meeting, and money market yields reflected that view. Indeed, the Fed raised short-term rates five times before the end of 2004, driving the fed funds rate to 2.25% by year-end.

In the meantime, economic activity continued to advance in the fall. Job creation and GDP both posted solid gains in November, and the end of the contentious presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December meeting, the Fed stated that, despite the rise in energy prices, economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. The Fed also indicated that it will remain vigilant and will respond to any threat to price stability.

In this environment of rising interest rates and stronger economic growth, we began to adopt a more defensive investment posture in the spring of 2004 when inflation concerns intensified, allowing the fund's weighted average maturity to fall toward a position we consider modestly shorter than industry averages. This strategy was designed to enhance liquidity and keep funds available to purchase higher-yielding securities as they became available.

What is the fund's current strategy?

As of the end of the reporting period, we generally have maintained the fund's weighted average maturity in a range we consider slightly shorter than industry averages. However, we have occasionally and opportunistically shortened or extended the fund's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming Fed meetings. We currently expect the Fed to continue raising interest rates at a measured pace, especially during the first half of 2005. The fund's relatively short weighted average maturity is designed to position the fund to reinvest at the higher yield levels we believe will result. Of course, we are prepared to adjust our strategies as market conditions evolve.

January 18, 2005

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Liquid Assets, Inc. from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.53
Ending value (after expenses)	$1,005.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.56
Ending value (after expenses)	$1,021.62

† Expenses are equal to the fund's annualized expense ratio of .70%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2004

Negotiable Bank Certificates of Deposit—3.9%	Principal Amount ($)	Value ($)
First Tennessee Bank N.A. 2.34%–2.39%, 2/9/2005–2/18/2005 (cost $190,000,000)	190,000,000	**190,000,000**

Commercial Paper—68.3%		
Allied Irish Banks N.A. 2.35%–2.43%, 2/11/2005–3/15/2005	220,000,000	219,189,478
Amstel Funding 2.40%, 2/22/2005	68,127,000 [a]	67,891,810
Atlantis One Funding Corp. 2.44%–2.45%, 3/14/2005–3/21/2005	157,141,000 [a]	156,341,395
Bank of America Corp. 2.16%, 4/6/2005	20,000,000	19,887,056
Barclays U.S. Funding Corp 2.44%, 3/15/2005	100,000,000	99,508,264
Bear Stearns Cos. Inc. 2.14%, 1/7/2005	100,000,000	99,964,500
CAFCO LLC 2.35%, 2/10/2005	30,000,000 [a]	29,922,000
Calyon N.A. Inc. 2.39%–2.44%, 2/23/2005–3/17/2005	120,000,000	119,424,714
Canadian Imperial Holdings Inc. 2.39%, 2/22/2005	80,000,000	79,724,978
CSFB (USA) Inc. 2.39%, 2/25/2005	45,000,000	44,836,375
Edison Asset Securitization LLC 2.40%, 2/22/2005	140,000,000 [a]	139,516,689
Fortis Funding LLC 2.43%, 3/15/2005	200,000,000	199,018,556
General Electric Capital Corp. 2.14%–2.25%, 2/14/2005–4/11/2005	210,000,000	209,236,000
General Electric Capital Services Inc. 2.14%, 4/11/2005	85,000,000	84,499,444
Giro Funding U.S. Corp. 2.37%, 2/7/2005	60,000,000 [a]	59,854,467
Harrier Finance Funding 2.15%–2.45%, 2/18/2005–3/31/2005	147,000,000 [a]	146,389,458
HSBC USA Inc. 2.27%, 2/17/2005	100,000,000	99,704,944

Commercial Paper (continued)	Principal Amount ($)	Value ($)
K2 Corp.		
2.15%, 4/11/2005	43,400,000 [a]	43,143,217
Lexington Parker Capital Co. LLC		
2.15%, 4/11/2005	60,662,000 [a]	60,303,083
Long Lane Master Trust		
2.26%, 2/14/2005	70,000,000 [a]	69,807,500
Mane Funding Corp.		
2.37%–2.41%, 2/10/2005–2/22/2005	200,413,000 [a]	199,748,139
New Center Asset Trust Series II		
2.36%, 1/31/2005	114,000,000 [a]	113,776,750
Paradigm Funding LLC		
2.14%, 1/4/2005	90,000,000 [a]	89,984,025
Santander Central Hispano Finance (DE) Inc.		
2.15%, 4/8/2005	176,000,000	174,989,907
Scaldis Capital LLC		
2.39%, 2/15/2005	35,000,000 [a]	34,895,875
Sigma Finance Inc.		
2.15%–2.27%, 2/18/2005–4/11/2005	135,000,000 [a]	134,448,034
Societe Generale N.A Inc.		
2.35%, 2/11/2005	200,000,000	199,467,000
Stadshypotek Delaware		
2.14%–2.36%, 1/10/2005–2/10/2005	150,000,000 [a]	149,816,194
UBS Finance (DE) LLC		
2.23%, 1/3/2005	150,000,000	149,981,417
Total Commercial Paper		
(cost $3,295,271,269)		**3,295,271,269**

Corporate Notes–8.2%		
CC USA Inc.		
2.32%, 1/20/2005	170,000,000 [a,b]	169,999,117
Merrill Lynch & Co. Inc.		
2.35%, 1/5/2005	225,000,000 [b]	225,000,000
Total Corporate Notes		
(cost $394,999,117)		**394,999,117**

Short-Term Bank Notes–4.7%		
World Savings Bank		
2.34%, 2/7/2005		
(cost $224,990,785)	225,000,000	**224,990,785**

U.S. Government Agencies–6.7%	Principal Amount ($)	Value ($)
Federal National Mortgage Association, Discount Notes 1.35%, 2/14/2005	150,000,000	149,999,153
Federal National Mortgage Association, Floating Rate Notes 2.28%, 1/10/2005	175,000,000 [b]	174,997,843
Total U.S. Government Agencies (cost $324,996,996)		**324,996,996**

Time Deposits–8.4%		
Chase Manhattan Bank USA (Grand Cayman) 2.00%, 1/3/2005	205,000,000	205,000,000
M&I Marshall & Isley Bank (Grand Cayman) 2.00%, 1/3/2005	200,000,000	200,000,000
Total Time Deposits (cost $405,000,000)		**405,000,000**

Total Investments (cost $4,835,258,167)	**100.2%**	**4,835,258,167**
Liabilities, Less Cash and Receivables	**(.2%)**	**(11,737,040)**
Net Assets	**100.0%**	**4,823,521,127**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At December 31, 2004, these securities amounted to $1,665,837,753 or 34.5% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	58.8	U.S. Government Agencies	6.7
Asset Backed-Structured Investment Vehicle	10.2	Finance	6.2
		Asset Backed-Single-Seller	2.4
Asset Backed-Multi-Seller	8.0	Asset Backed-Securities Arbitrage	1.2
Brokerage	6.7		**100.2**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	4,835,258,167	4,835,258,167
Cash		349,936
Interest receivable		4,071,820
Prepaid expenses		187,012
		4,839,866,935
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		2,154,081
Payable for shares of Common Stock redeemed		12,824,709
Accrued expenses		1,367,018
		16,345,808
Net Assets ($)		**4,823,521,127**
Composition of Net Assets ($):		
Paid-in capital		4,823,568,558
Accumulated net realized gain (loss) on investments		(47,431)
Net Assets ($)		**4,823,521,127**
Shares Outstanding		
(25 billion shares of $.001 par value Common Stock authorized)		4,824,437,872
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):	
Interest Income	**70,144,724**
Expenses:	
Management fee–Note 2(a)	23,475,710
Shareholder servicing costs–Note 2(b)	10,164,130
Prospectus and shareholders' reports	444,536
Custodian fees	247,838
Registration fees	184,143
Directors' fees and expenses–Note 2(c)	156,739
Professional fees	77,572
Miscellaneous	77,430
Total Expenses	**34,828,098**
Investment Income–Net, representing net increase in net assets resulting from operations	**35,316,626**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2004	2003
Operations ($):		
Investment income−net	35,316,626	33,050,433
Net realized gain (loss) from investments	−	(7,910)
Net Increase (Decrease) in Net Assets Resulting from Operations	**35,316,626**	**33,042,523**
Dividends to Shareholders from ($):		
Investment income−net	**(35,316,626)**	**(33,050,433)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	3,676,464,574	3,230,407,537
Dividends reinvested	13,850,160	13,239,660
Cost of shares redeemed	(3,914,364,323)	(4,428,683,402)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(224,049,589)**	**(1,185,036,205)**
Total Increase (Decrease) in Net Assets	**(224,049,589)**	**(1,185,044,115)**
Net Assets ($):		
Beginning of Period	5,047,570,716	6,232,614,831
End of Period	**4,823,521,127**	**5,047,570,716**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.007	.006	.015	.039	.057
Distributions:					
Dividends from investment income−net	(.007)	(.006)	(.015)	(.039)	(.057)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.72	.60	1.47	4.01	5.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.68	.64	.66	.72
Ratio of net investment income to average net assets	.71	.60	1.47	3.87	5.73
Net Assets, end of period ($ x 1,000)	4,823,521	5,047,571	6,232,615	6,603,335	6,027,009

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Liquid Assets, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value of per share $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $47,431 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $5,642 of the carryover expires in fiscal 2008, $9,111 expires in fiscal 2009, $24,768 expires in fiscal 2010 and $7,910 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were all ordinary income.

At December 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is based on the value of the fund's average daily net assets and is computed at the following annual rates: $\frac{1}{2}$ of 1% of the first $1.5 billion; 48/100ths of 1% of the next $500 million; 47/100ths of 1% of the next $500 million; and 45/100ths of 1% over $2.5 billion. The fee is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the fund's average net assets, the Manager will refund to the fund, or bear, the excess over 1%. During the period ended December 31, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended December 31, 2004, the fund was charged $3,585,908 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $1,696,795 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,884,081 and transfer agency per account fees $270,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer

Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTE 4—Subsequent Event:

At the January 20, 2005 board meeting, the Board of Directors approved a proposal to add an additional share class to Dreyfus Liquid Assets. Existing shares will be renamed Class I and Class II shares will be added. These changes are expected to occur on or about May 1, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Liquid Assets, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Liquid Assets, Inc., including the statement of investments, as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2004 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Liquid Assets, Inc. at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 11, 2005

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1981)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

——————————

Whitney I. Gerard (70)
Board Member (1973)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

——————————

Arthur A. Hartman (78)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

——————————

George L. Perry (70)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 84 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Liquid Assets, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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